SEC MAIL PROCESSING SECTION RECEIVED MAY 30 2006 WASH, D.C. 213

SECURITIES A[redacted] Was[redacted]

06008384

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8 - 43308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Research Finance Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4315 Briargrove Lane
(No. and Street)

Dallas (City) Texas (State) 75287 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

400 Parker Square, Suite 250-K (Address) **Flower Mound** (City) **Texas** (State) **75028** (Zip Code)

PROCESSED
JUL 17 2006
THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/13/06

OATH OR AFFIRMATION

I, Alan Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First Research Finance Incorporated**, as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DIANA GAMEZ
Notary Public, State of Texas
My Commission Expires 02-03-10

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders ' Equity or Partners ' or Sole Proprietor 's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor 's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
First Research Finance Incorporated

We have audited the accompanying statement of financial condition of First Research Finance Incorporated as of March 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Research Finance Incorporated as of March 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A Kinder

BRAD A. KINDER, CPA

Flower Mound, Texas
April 20, 2006

FIRST RESEARCH FINANCE INCORPORATED
Statement of Financial Condition
March 31, 2006

ASSETS		
Cash and cash equivalents	$	3,448
Commissions receivable		1,991
Prepaid expenses		1,600
Clearing deposit		10,424
TOTAL ASSETS	$	17,463
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	4,217
Commissions payable		1,919
Income taxes payable		2,350
TOTAL LIABILITIES		8,486
Stockholder's Equity		
Common stock, $.01 par value, 3,000 shares shares authorized, 991 shares issued and outstanding		10
Additional paid-in capital		15,435
Accumulated deficit		(6,468)
TOTAL STOCKHOLDER'S EQUITY		8,977
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	17,463

See notes to financial statements.

FIRST RESEARCH FINANCE INCORPORATED
Statement of Income
Year Ended March 31, 2006

Revenue	
Securities commissions	$ 414,739
Other	2,236
Total Revenue	416,975
Expenses	
Compensation and related costs	252,271
Clearing costs	78,818
Communications	949
Occupancy and equipment	8,851
Professional fees	9,130
Regulatory fees	7,571
Other expenses	5,299
Total Expenses	362,889
Net income before provision for income taxes	54,086
Income taxes	2,350
NET INCOME	$ 51,736

See notes to financial statements.

FIRST RESEARCH FINANCE INCORPORATED
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2006

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total
Balances at March 31, 2005 as previously reported	992	$ 1	$ 15,444	$ (4,904)	$ -	$ 10,541
Adjustment for correction of prior year error:						
Capital adjustment	-	9	(9)	-	-	-
Balances at March 31, 2005 as restated	992	10	15,435	(4,904)	-	10,541
Acquisition of treasury shares	-	-	-	-	(53,300)	(53,300)
Retirement of treasury shares	(1)	-	-	(53,300)	53,300	-
Net income	-	-	-	51,736	-	51,736
Balances at March 31, 2006	991	$ 10	$ 15,435	$ (6,468)	$ -	$ 8,977

See notes to financial statements.

FIRST RESEARCH FINANCE INCORPORATED
Statement of Cash Flows
Year Ended March 31, 2006

Cash flows from operating activities:	
Net income	$ 51,736
Adjustments to reconcile net income to net cash provided by operating activities	
Change in assets and liabilities:	
Decrease in commissions receivable	5,868
Increase in prepaid expenses	(1,600)
Increase in clearing deposit	(275)
Increase in accounts payable and accrued expenses	4,217
Decrease in commissions payable	(9,456)
Increase in income taxes payable	2,350
Net cash provided by operating activities	52,840
Cash flows from investing activities:	
Acquisition of treasure shares	(53,300)
Net decrease in cash and cash equivalents	(460)
Cash and cash equivalents at beginning of year	3,908
Cash and cash equivalents at end of year	$ 3,448
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Income Taxes	$ -
Interest	$ -

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

First Research Finance Incorporated (Company) was incorporated in the state of Texas in September 1990.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's customers are primarily individuals located throughout the state of Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Treasury Stock

The Company accounts for treasury stock using the cost method.

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date.

Note 2 - Correction of Prior Year Error

The Company incorrectly recorded the capitalization of the Company. The effect of this error is an increase in common stock of $9 and a decrease in additional paid in capital of $9, with no net effect to equity.

Note 3 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $10,000 as a deposit in an account with the clearing broker/dealer.

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2006, the Company had net capital and net capital requirements of $7,308 and $5,000, respectively. The Company's net capital ratio was 1.16 to 1.

Note 5 - Income Taxes

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes due the Company's current year taxable income being partially offset by prior years net operating losses.

Note 6 - Treasury Stock

During the year ended March 31, 2006, the Company acquired one share of common stock from the sole shareholder. The amount paid for the share totaled $53,300 and was recorded as an addition to treasury stock in the accompanying financial statements.

Subsequent to the purchase of the treasure stock, the Board of Directors of the Company resolved to retire all of the treasury stock outstanding. Accordingly, upon retirement of the related share, the balance of $53,300 was recorded as a reduction to retained earnings.

Note 7 - Related Party Transactions

The Company has an agreement with the sole shareholder for the use of office space. The agreement requires the Company to pay only the property taxes on the related property, which were $8,851 for the year ended March 31, 2006, of which $2,491 is payable and included in accounts payable and accrued expenses in the accompanying statement of financial condition at March 31, 2006. The amount is included in occupancy and equipment costs in the accompanying statement of income

Note 7 - Related Party Transactions (continued)

The Company has interest payable totaling $1,200 due to the sole shareholder at March 31, 2006. This amount is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

An officer of the Company provides accounting services to the Company. The individual was paid $6,000 in accounting fees during the year ended March 31, 2006, of which $500 is payable and included in accounts payable and accrued expenses in the accompanying statement of financial condition at March 31, 2006. The amount is included in professional fees in the accompanying statement of operations.

Note 8 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has cash equivalents, commissions receivable and a clearing deposit due from or held at its clearing broker/dealer totaling $13,315, or approximately 76% of its total assets at March 31, 2006.

Schedule I

FIRST RESEARCH FINANCE INCORPORATED
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
March 31, 2006

Total stockholder's equity qualified for net capital	$ 8,977
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	1,600
Net capital before haircuts on securities positions	7,377
Haircuts on securities:	
Cash equivalents	69
Net Capital	$ 7,308
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 4,217
Commissions payable	1,919
Income taxes payable	2,350
Total aggregate indebtedness	$ 8,486
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 2,308
Ratio of aggregate indebtedness to net capital	1.16 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of March 31, 2006 as filed by First Research Finance Incorporated on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
First Research Finance Incorporated

In planning and performing our audit of the financial statements and supplemental schedule of First Research Finance Incorporated (the Company) for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder

BRAD A. KINDER, CPA

Flower Mound, Texas
April 20, 2006